10029921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson Worldwide Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 North Flagler Drive
(No. and Street)

West Palm Beach (City) FL (State) 33407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel D. Raulerson, CPA (813) 752-6604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

600 W. Dr. MLK Jr. Blvd. (Address) Plant City (City) FL (State) 33563 (Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas J. Coolidge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson Worldwide Group, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

YVONNE M KAJFASZ
Notary Public, State of Florida
Commission# DD741290
My comm. expires Jan. 27, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Worldwide Group Ltd.
West Palm Beach, FL
Audited Financial Statements
December 31, 2009

Jefferson Worldwide Group Ltd.
Audited Financial Statements
December 31, 2009

Table of Contents

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Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

Independent Auditors' Report

To the Board of Directors
Jefferson Worldwide Group Ltd.

We have audited the accompanying statement of financial condition of Jefferson Worldwide Group Ltd. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Worldwide Group Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In connection with our audit, nothing came to our attention that caused us to believe the Company had failed to comply with the conditions of the Securities and Exchange Commission's Rule 15c3-3k(2)(i) exemption and that no facts came to out attention to indicate that the exemption referred to above had not been complied with since the last audit of the financial statements as of December 31, 2008 and for the year then ended. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of noncompliance with such requirements.

Raulerson + Company, P.A.

Raulerson & Company, PA
Plant City, Florida
February 20, 2010

Jefferson Worldwide Group Ltd.
Statement of Financial Condition
As of December 31, 2009

Assets

Assets		
Cash	$	7,425
Due From Stockholder		18,265
Total Assets	$	25,690

Liabilities and Stockholder's Equity

Liabilities		
None	$	0
Stockholder's Equity		
Common stock, no par value, authorized 200 shares, issued 97 shares		9,700
Retained Earnings		15,990
Total Stockholder's Equity		25,690
Total Liabilities and Stockholder's Equity	$	25,690

See accompanying independent auditors' report and notes to financial statements

Jefferson Worldwide Group Ltd.
Statement of Income
For the Year Ended December 31, 2009

Revenues		
Interest Income	$ 1	
Total Revenues		$ 1
Expenses		
Bank Service Charges	183	
Filing Fees	157	
Professional Fees	3,600	
Regulatory Fees	175	
Total Expenses		4,115
Net Income or (Loss)		$ (4,114)

See accompanying independent auditors' report and notes to financial statements

Jefferson Worldwide Group Ltd.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2008	97	$ 9,700	$ -	$ 20,104	$ 29,804
Net Income (Loss)	-	-	-	(4,114)	(4,114)
Balance at December 31, 2009	97	$ 9,700	$ -	$ 15,990	$ 25,690

See accompanying independent auditors' report and notes to financial statements.

Jefferson Worldwide Group Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(4,114)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
(Increase) decrease in operating assets:		
None		-
Increase (decrease) in operating liabilities:		
None		-
Net cash provided by (used for) operating activities		(4,114)
Cash Flows from Investing Activities:		
None		-
Net cash provided by (used for) investing activities		-
Cash Flows from Financing Activities:		
Stockholder repayment of advance		5,537
Net cash provided by (used by) financing activities		5,537
Increase (decrease) in cash and cash equivalents		1,423
Cash and cash equivalents - beginning of the year		6,002
Cash and cash equivalents - end of the year	$	7,425

Supplemental Cash Flow Disclosures:

Cash paid during the year for:

Income taxes	$	0
Interest	$	0

See accompanying independent auditors' report and notes to financial statements.

Jefferson Worldwide Group Ltd.
Notes to Financial Statements

NOTE 1: Organization and Nature of Business

The Company was incorporated on March 4, 1999 under the name of Summerfield Securities Corporation. On October 1, 1999, the Company changed its name to Jefferson Worldwide Group Ltd. On June 23, 2004, the Company, a New York Corporation, merged with and into Jefferson Worldwide Group Ltd., a Delaware Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is wholly-owned by Nicholas J. Coolidge.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

In accordance with generally accepted accounting principles, Jefferson Worldwide Group Ltd. maintains it's books on the accrual basis of accounting. Revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they do not necessarily represent current values.

The Company's sole employee is its owner, Mr. Coolidge. The firm operates pursuant to SEC Rule 15c3-1(a)(2)(vi) and does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 3: Net Capital Requirements

At December 31, 2009, the Company had net capital of $7,425, which was $2,425 in excess of its required net capital of $5,000.

Note 4: Exemption from Rule 15c3-3

The schedules of Computation for Determination of Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(2)(i).

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009:

Net Capital, as reported in the Company's Part II A (unaudited) focus report	$	7,425
Non-Allowable assets erroneously included: None		-
Liabilities erroneously omitted: None		-
Net Capital per Audited Computation of Net Capital - Schedule I	$	7,425

See accompanying independent auditors' report.

SUPPLEMENTARY SCHEDULES

Schedule I
Jefferson Worldwide Group Ltd.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2009

Net Capital:		
Total stockholder's equity qualified for net capital	$	25,690
Non-allowable assets:		
Due from stockholder		(18,265)
Net Capital	$	7,425
Aggregate Indebtedness:		
Liabilities from the statement of financial condition	$	-
Total Aggregate Indebtedness	$	-
Total Minimum Required Net Capital	$	5,000
Excess Net Capital	$	2,425
Ratio: Aggregate Indebtedness to Net Capital	$	-

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of form X-17A-5 as of December 31, 2009.

REQUIRED REPORTS

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Business Navigation

Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Jefferson Worldwide Group Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Jefferson Worldwide Group Ltd. (the Company), as of and for the year ended December 31, 2009 in acordance with auditing standards generally acepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3k(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversly affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiences, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 20, 2010

Jefferson Worldwide Group, Ltd.
Annual Audited Report
December 31, 2009